UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

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                                                         OMB APPROVAL
                                                  OMB Number:        3235-0058
                                                  Expires:        May 31, 1997
                                                  Estimated average burden
                                                  hours per response .... 2.50
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                                                        SEC FILE NUMBER
                                                            0-24352
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                                                          CUSIP NUMBER
                                                             458688
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(Check One): [_] Form 10-K   {_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form N-SAR

For Period Ended: DECEMBER 31, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition period Ended: _______________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
                                 INTERIORS, INC
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                             320 WASHINGTON STREET
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City, State and Zip Code
                          MOUNT VERNON, NEW YORK 10553

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

All efforts of Financial staff were directed towards reviewing all transaction for the six month period ending Dec. 31, 1996. This was to ensure that all required postings were completed to the general ledger. As such, the preparation
of the fiscal year 1997 second quarter was delayed.              SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael J. Amore                       914           665-5400 Extension 802
     ------------------------------- ------------------ ------------------------
                   (Name)               (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?    [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                INTERIORS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 10, 1997                        By /s/Michael J. Amore
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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                 Intentional misstatements or omissions of fact
          constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((section) 232.201 or (section) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((section) 232.13(b) of this chapter).

                                INTERIORS, INC.
                                     P & L
                                      $000

              FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 AND 1995
                                  (unaudited)
                                                              1996       1995
                                                             ------     ------

NET SALES                                                    $2,053     $3,241

COST OF GOODS SOLD                                            1,126      1,628
                                                             ------     ------

   Gross profit from continuing operations                      927      1,613

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    756      1,556
                                                             ------     ------
   Operating Expenses                                           756      1,556

Income (loss) from continuing operations
   before interest and provision for taxes                      171         57

INTEREST EXPENSE (including financing charges)                  160        238
                                                             ------     ------

   Income (loss) from continuing operations
      before provision for taxes                                 10       (181)

PROVISION FOR INCOME TAXES                                       10          6
                                                             ------     ------
   Income (loss) from continuing operations                        0       (187)

DISCONTINUED OPERATIONS

   Loss from operations of discontinued operations                0        584
      Loss from discontinued operations                      ------     ------
                                                                  0        584

NET INCOME (LOSS)                                            $    0     ($ 771)
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